11019360

UNITED ST
SECURITIES AND EXCHA
Washington, D.C.

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia — (212) 294-7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

KH 3/25

BGC FINANCIAL, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):			**Page**
(x)	(1)	An Oath or Affirmation.	
(x)		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing Page.	
(x)	(b)	Consolidated Statement of Financial Condition.	2
( )	(c)	Consolidated Statement of Operations.	
( )	(d)	Consolidated Statement of Cash Flows.	
( )	(e)	Consolidated Statement of Changes in Partners' Capital.	
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).	
(x)		Notes to Consolidated Statement of Financial Condition.	3
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	
( )		Reconciliation of Amounts in Consolidated Financial Statements to amounts of Form X-17A-5	
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable).	
( )	(k)	Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	
( )	(l)	A Reconciliation between the Audited and Unaudited Consolidated Statements of Financial Condition with Respect to Methods of Consolidation (Not Required).	
( )	(m)	Supplementary Report on Internal Control	

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership), as of December 31, 2010, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2013

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2010. The consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

BGC Financial, L.P.

Consolidated Statement of Financial Condition
December 31, 2010
(In Thousands)

Assets	
Cash and cash equivalents	$ 95,777
Cash segregated under federal and other regulations	1,500
Securities owned	87
Receivables from brokers, dealers and clearing organizations	324,058
Receivables from related parties	52,385
Accrued commissions receivable	9,384
Loan receivables from employees	348
Fixed assets, net	485
Other assets	2,999
Total assets	$ 487,023
Liabilities and partners' capital	
Accrued compensation	$ 22,304
Payables to brokers, dealers and clearing organizations	312,098
Payables to related parties	1,484
Deferred revenue	1,229
Accounts payable, accrued and other liabilities	6,202
Total liabilities	343,317
Partners' capital	143,706
Total liabilities and partners' capital	$ 487,023

See notes to consolidated statement of financial condition.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition
December 31, 2010
(In Thousands)

1. General and Summary of Significant Accounting Policies

BGC Financial, L.P. is a U.S. registered broker-dealer with operations in New York and Tokyo. The consolidated statement of financial condition include BGC Financial, L.P. and its subsidiary BGC Shoken Kaisha, Ltd. (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is a general partnership organized under the laws of the state of New York. The Partnership is owned by BGC Brokers US, L.P. (99%) and BGCF Holdings LLC (1%), both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Use of Estimates

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security.

Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents funds received in connection with customer activities that the Partnership is obligated to segregate or set aside to comply with regulations mandated by the Financial Industry Regulatory Authority ("FINRA") that have been promulgated to protect customer assets.

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, typically 3 to 5 years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Securities Owned

Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes with the resulting gains and losses included in operating income in the current period.

1. General and Summary of Significant Accounting Policies (continued)

Loan Receivables from Employees

Loan receivables from employees are advances on bonuses and salaries and other loan contracts that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the other advances and loans as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

Equity-Based and Other Compensation

BGC provides awards to certain employees of the Partnership in the form of REUs, PSUs and RSUs in BGC. REUs entitle the employees to participate in quarterly distributions of BGC's income and to receive certain post-termination payments. REUs are accounted for under the Financial Accounting Standards Board ("FASB") guidance which requires that the Partnership record an expense for liability awards at fair value each reporting period. PSUs entitle the employees to participate in quarterly distributions of BGC's income. The fair value of RSUs awarded to employees is determined on the date of grant based on the market value of BGC's Class A common stock, and is recognized, net of the effect of estimated forfeitures, ratably over the vesting period. BGC uses historical data forfeitures and turnover rates, to estimate expected forfeiture rates for employee RSUs. Each RSU is converted into one share of Class A common stock upon completion of the vesting period. RSUs granted to employees generally vest over a three-year period, with 33.3% vesting on each of the anniversary dates.

Income Taxes

The Partnership is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax ("UBT") in the City of New York. Therefore, the tax liability or benefit related to the Partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partner's liability or benefit is not reflected in the Partnership's consolidated statement of financial condition.

1. General and Summary of Significant Accounting Policies (continued)

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Partnership applied the Financial Accounting Standards Board ("FASB") guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2010.

Foreign Currencies

The functional currency for the Partnership's non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Partnership's foreign operations are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month-rates of exchange.

Fair Value of Financial Assets

FASB issued guidance on fair value measurement defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

1. General and Summary of Significant Accounting Policies (continued)

- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

New Accounting Pronouncements:

In January 2010, the FASB issued guidance on *Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements*. This guidance provides amended disclosure requirements related to fair value measurements, including the amounts of and reasons of transfers in and out of Levels 1 and 2 fair value measurements and reporting activity in the reconciliation of Level 3 fair value measurements on a gross basis. This guidance provides amendments that clarify existing disclosures regarding the level of disaggregation for providing fair value measurement disclosures for each class of assets and liabilities. In addition, it clarifies existing disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that are required for either Level 2 or Level 3. This guidance was effective for interim and annual reporting periods ending after December 15, 2009 except for the disclosures about the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Partnership's consolidated statement of financial condition; and the adoption of this guidance with respect to disclosures of the roll forward of activity in Level 3 fair value measurements is not expected to have a material impact on the Partnership's consolidated statement of financial condition.

2. Accrued Commissions Receivable

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. As of December 31, 2010, the accrued commissions receivable was $9,384. The Partnership expects to fully recover the commissions receivables. As such, the Partnership does not have an allowance related to commissions receivables.

(In Thousands)

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities and cash held at clearing organizations to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations. All material fails to deliver and fails to receive transactions settled subsequent to December 31, 2010 without any adverse financial effect.

At December 31, 2010, receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	Receivables	Payables
Fails to deliver	$ 311,227	$ -
Fails to receive	-	310,725
Deposits with clearing organizations	10,902	-
Trades pending	870	-
Other	1,059	1,373
	$324,058	$ 312,098

4. Related Party Transactions

Administrative Services Agreements

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, other services included are occupancy of office space and utilization of fixed assets.

Under a separate agreement between the Partnership and BGC Brokers L.P. ("BGCB"), BGCB performs clearance and settlement services for the Partnership's emerging market fixed income securities.

(In Thousands)

4. Related Party Transactions (continued)

Employee Loans

Certain loans issued to employees of the Partnership are held by BGC. These employee loans are recorded at historical value and are amortized using the straight-line method over the term of the contract, which is generally three to four years.

Loan receivable from affiliate

The Partnership has a loan receivable from BGC in the amount of $50,000 which is included in Receivable from related parties in the consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over Libor.

5. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2010
Computer and communications equipment	$ 795
Leasehold improvements and other fixed assets	217
Total fixed assets	1,012
Less: accumulated depreciation	527
Fixed assets, net	$ 485

6. Securities Owned

The Partnership allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, and attracting additional order flow. Securities owned as a result of unmatched principal transactions were $87 at December 31, 2010.

6. Securities Owned (continued)

Securities owned consisted of the following (in thousands):

	December 31, 2010
Equities	$ 87
Total	$ 87

As of December 31, 2010 all of the Partnership's securities owned were unencumbered.

The following tables set forth by level within the fair value hierarchy financial assets at fair value under the guidance at December 31, 2010 (in thousands):

	Assets at Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
Equities	$ 87	$ -	$ -	$ 87
Total	$ 87	$ -	$ -	$ 87

(1) As required by FASB guidance, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. (See Note 1, General and Summary of Significant Accounting Policies, for further information on the fair value hierarchy.)

7. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodities Future Trade Commissions ("CFTC"), which requires the Partnership maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2010, the Partnership had net capital of $47,169, which was $46,169 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC")

(In Thousands)

7. Regulatory Capital Requirements (continued)

requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2010, the Partnership had partners' capital of $143,706.

8. Financial Instruments and Off-Balance-Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

9. Commitments, Contingencies and Guarantees

Operating Leases

The Partnership is obligated for minimum rental payments under non-cancelable operating leases for office space, expiring in 2017.

The following table summarizes the minimum lease payment under this lease at December 31, 2010:

Operating Leases	
2011	98
2012	114
2013	118
2014	122
2015	126
2016 & Thereafter	135
Total Contractual Obligations	$ 713

9. Commitments, Contingencies and Guarantees (continued)

Guarantee

The Partnership is a member of various securities clearing houses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position, income or cash flows of the Partnership.

On August 24, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") filed a claim with Financial Industry Regulatory Authority ("FINRA") dispute resolution (the "FINRA Arbitration") in New York, New York against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett Liberty subsidiaries. Tullett Liberty thereafter added Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and added 35 individual employees, who were formerly employed by the Tullett Subsidiaries, as respondents. In the FINRA Arbitration, the Tullett Subsidiaries allege that the Partnership harmed their inter-dealer brokerage business by hiring 79 of their employees, and that the Partnership aided and abetted

(In Thousands)

9. Commitments, Contingencies and Guarantees (continued)

various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. The Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The parties stipulated to consolidate the FINRA Arbitration with five other related arbitrations (FINRA Case Nos. 09-04807, 09-04842, 09-06377, 10-00139 and 10-01265) — two arbitrations previously commenced against Tullett Liberty by certain of its former brokers now employed by the Partnership, as well as three arbitrations commenced against the Partnership by brokers who were previously employed by the Partnership before returning to Tullett Liberty. FINRA did consolidate them. The Partnership and the employee filed their Statement of Answer and the Partnership's Statement of Counterclaim. Tullett Liberty responded to the Partnership Counterclaim.

On October 22, 2009, Tullett Prebon plc ("Tullett") filed a complaint in the United States District Court for the District of New Jersey against the Partnership captioned Tullett Prebon plc vs. the Partnership (the "New Jersey Action"). In the New Jersey Action, Tullett asserted claims relating to decisions made by approximately 81 brokers to terminate their employment with the Tullett Subsidiaries and join the Partnership's affiliates. In its complaint, Tullett made a number of allegations against the Partnership related to raiding, unfair competition, New Jersey RICO, and other claims arising from the brokers' current or prospective employment by the Partnership's affiliates. Tullett claimed compensatory damages against the Partnership in excess of $1 billion for various alleged injuries as well as exemplary damages. It also sought costs and an injunction against additional hirings.

In response to the Partnership motion, Tullett filed its First Amended (the "Amended New Jersey Complaint"), which largely repeated the allegations of injury and the claims asserted in the initial complaint. The Amended New Jersey Complaint incorporates the damages sought in the FINRA Arbitration and repeats many of the allegations raised in the FINRA Arbitration. The Partnership moved to dismiss the Amended New Jersey Complaint, or in the alternative, to stay the action pending the resolution of the FINRA Arbitration. In that motion, the Partnership argued that Tullett lacked standing to pursue its claims, that the court lacked subject matter jurisdiction and

9. Commitments, Contingencies and Guarantees (continued)

that each of the causes of action in the Amended New Jersey Complaint failed to state a legally sufficient claim. On June 18, 2010, the District Court ordered that the First Amended Complaint be dismissed with prejudice. Tullett has appealed. Oral arguments is tentatively scheduled for April 14, 2011. Tullett filed an action in the Supreme Court, New York County against three of the Partnership's executives involved in the recruitment in the New York metropolitan area. Tullet has agreed to add these claims to the FINRA Arbitration.

The Partnership and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA Arbitration and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett Liberty, Tullett and the Tullett Subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to the Partnership for their own failures. However, no assurance can be given as to whether Tullett, Tullett Liberty or any of the Tullett Subsidiaries may actually succeed against either the Partnership or any of its affiliates.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

10. Subsequent Events

The Partnership has evaluated subsequent events through the filing date and determined that there were no significant subsequent events.

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CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
As of December 31, 2010
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

BGC FINANCIAL, L.P.
(SEC ID. No. 8-39012)
(NFA ID No. 0257116)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
As of December 31, 2010
With Report of Independent
Registered Public Accounting Firm